Deutsche Asset Management [LOGO]
                                             A Member of the Deutsche Bank Group

October 15, 2003

EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, NW
Washington DC 20549

Re:      Scudder Funds Trust (the Registrant")
         File Nos. 2-73371 and 811-3229

Dear Sir or Madam,

I am writing to withdraw the filing of the Registration Statement of the above-mentioned Registrant on behalf of the Scudder Strategic Asset Management Funds (Scudder Conservative Income Strategy Fund, Scudder Income and Growth Strategy Fund, Scudder Growth and Income Strategy Fund and Scudder Growth Strategy Fund, collectively, "the Funds"). The Registrant, on behalf of the Funds, first filed on July 31, 2003 under Rule 485(a) Post-Effective Amendment No. 40 under the Securities Act of 1933 and Amendment No. 41 under the Investment Company Act of 1940 to the Registration Statement (Accession Number 0000088053-03-000698).

The Registrant has decided not to offer Class A, B, C or Institutional shares of the Funds at this time and therefore requests the withdrawal pursuant to Rule 477(a) under the Securities Act of 1933.

If you have any questions regarding this filing, please contact me at (617) 295-2565.


Very truly yours,

/s/ Caroline Pearson
--------------------------

Caroline Pearson, Esq.
Assistant Secretary


cc: Mr. John Grzeskiewicz